EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

HORTON RESIGNS FROM EXPRESSJET BOARD

HOUSTON, April 3, 2006 – ExpressJet Holdings (NYSE: XJT) today announced that Thomas W. Horton has resigned from the company's board of directors in connection with his being named Chief Financial Officer and Executive Vice President of Finance and Planning at AMR Corp., the parent company of American Airlines. The resignation was effective March 29, 2006. Mr. Horton was serving in Class III of the company's board, as well as on the Audit and Human Resources Committees of the board.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and provides third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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